EXHIBIT 99.1

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE September 10, 2012
ITEM 3.	NEWS RELEASE Issued September 10, 2012 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE
The Company reported that this summer’s exploration drilling on its Courageous Lake Project had discovered a promising high grade gold occurrence at Walsh Lake. The discovery appears to be the southern extension of the historical Tundra Gold Mine, a high grade gold producer which was abandoned in 1999. The Walsh Lake target area, which stretches about one and a half kilometers south from the former mine, is about 10 kilometers south of the FAT deposit where Seabridge has developed a 6.5 million ounce proven and probable gold reserve.

Hole CL-210, returned three excellent intercepts including 21.2 meters averaging 8.16 grams per tonne of gold (“g/T Au”), 5.6 meters grading 5.93 g/T Au and a further 4.9 meters of 10.49 g/T Au. The 21.2 meter intercept included within it two intercepts grading above one ounce of gold per tonne, the grade that was reportedly exploited in the Tundra Mine. Assay results from five holes totaling 2,028 meters and covering 800 meters of strike have been received to date.

These results indicate that Walsh Lake has the potential to extend mine life, following the prefeasibility study completed past July. The Company is in the process of drilling another 17 to 20 holes this year with the aim of being able to report a preliminary resource estimate.

Assay results from the first five holes drilled this year at Walsh Lake are as follows:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (grams per tonne)
CL-207	342	No significant assays
CL-208	429	3.7	7.2	3.5	0.59
CL-209	252	18.0 71.3 130.1	28.2 78.0 134.0	10.2 6.7 3.9	1.30 0.86 1.97
CL-210	471 including including	260.4 312.0 361.8 379.7 390.7 447.8 447.8 462.0	264.0 315.6 368.0 384.7 396.3 469.0 448.8 464.2	3.6 3.6 6.2 4.9 5.6 21.2 1.0 2.2	2.5 0.93 3.58 10.49 5.93 8.16 64.84 31.96
CL-211	534	315.0 463.5 478.8 505.5	319.5 470.2 490.0 513.0	4.5 6.7 11.2 7.5	0.58 1.14 1.60 1.73

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	DATED at Toronto, Ontario, this 10th day of September, 2012.

ANNEX A

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA NYSE: SA	For Immediate Release September 10, 2012

Seabridge Discovers High Grade Gold Occurrence at Courageous Lake

Drilling Finds Likely Extension of Former Tundra Mine at Walsh Lake Target

Toronto, Canada…Seabridge Gold reported today that this summer’s exploration drilling on its 100%-owned Courageous Lake Project in Canada’s Northwest Territories has discovered a promising high grade gold occurrence at Walsh Lake. The discovery appears to be the southern extension of the historical Tundra Gold Mine, a high grade gold producer which was abandoned in 1999. The Walsh Lake target area, which stretches about one and a half kilometers south from the former mine, is about 10 kilometers south of the FAT deposit where Seabridge has developed a 6.5 million ounce proven and probable gold reserve (see reserve table below).

Walsh Lake drilling started about 1.4 kilometers south of the Tundra Mine and moved towards the north at 200 meter spacings, targeting a stratigraphic contact traced by geophysical surveys. Four of the holes appear to have been located too far to the south. Grades improved as the drilling progressed north towards the former producer. The most northern hole drilled, CL-210, returned three excellent intercepts including 21.2 meters averaging 8.16 grams per tonne of gold (“g/T Au”), 5.6 meters grading 5.93 g/T Au and a further 4.9 meters of 10.49 g/T Au. The 21.2 meter intercept included within it two intercepts grading above one ounce of gold per tonne, the grade that was reportedly exploited in the Tundra Mine. Assay results from five holes totaling 2,028 meters and covering 800 meters of strike have been received to date (see assay table and map below).

Seabridge Gold CEO Rudi Fronk noted that the this year’s key objective at Courageous Lake was to find a sizeable new deposit to extend mine life after having completed a Preliminary Feasibility Study on the FAT deposit this past July. “These results indicate that Walsh Lake has the potential to enable us to meet our objective. The grades and widths are very promising and we have about a kilometer of historically untested strike to explore before we reach the old mine workings.  While we are still at an early stage of discovery, we have been working in the area for more than 10 years and we have accumulated a great deal of information about its geology and past production, both of which strengthen our confidence that Walsh Lake can make an important economic contribution to our Courageous Lake Project. We are in the process of drilling another 17 to 20 holes this year with the aim of being able to report a preliminary resource estimate, if all goes well.”

Assay results from the first five holes drilled this year at Walsh Lake are as follows:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (grams per tonne)
CL-207	342	No significant assays
CL-208	429	3.7	7.2	3.5	0.59
CL-209	252	18.0 71.3 130.1	28.2 78.0 134.0	10.2 6.7 3.9	1.30 0.86 1.97
CL-210	471 including including	260.4 312.0 361.8 379.7 390.7 447.8 447.8 462.0	264.0 315.6 368.0 384.7 396.3 469.0 448.8 464.2	3.6 3.6 6.2 4.9 5.6 21.2 1.0 2.2	2.5 0.93 3.58 10.49 5.93 8.16 64.84 31.96
CL-211	534	315.0 463.5 478.8 505.5	319.5 470.2 490.0 513.0	4.5 6.7 11.2 7.5	0.58 1.14 1.60 1.73

The above reported drill holes were designed to intersect mineralized zones perpendicular to their strike.  Therefore, the intervals reported are believed to represent true widths of mineralization.

The Walsh Lake area has undergone several generations of exploration, including some past drilling campaigns that intersected narrow and discontinuous gold occurrences south of Seabridge’s discovery. Seabridge recently completed airborne magnetic and electromagnetic surveys that showed that these gold occurrences were located on a stratigraphic contact with significant strike potential. Drilling on this contact consistently encounters silica alteration with gold-bearing intervals up to 20 meters above the contact in a siltstone package and up to 60 meters below the contact in mixed felsic and mafic volcanic rocks. Gold is concentrated in arsenopyrite-bearing silica-altered rocks. Drill holes contain multiple intervals of the arsenopyrite-bearing silica-altered rocks in zones with true widths from one meter to 12 meters wide. The characteristics of this target are similar to descriptions of the high grade ore zones in the Tundra Gold Mine.

Proven and probable gold reserves at Courageous Lake are estimated as follows (see news release dated July 24, 2012 for details):

Courageous Lake Reserves
Reserve Category	Tonnes (000’s)	Diluted Grade (g/t)	Contained Gold (000 ounces)
Proven	12,300	2.41	960
Probable	78,800	2.17	5,500
Total	91,100	2.20	6,460

Exploration activities by Seabridge Gold at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has approved the disclosure in this news release. In order to verify the test data a rigorous quality control/quality assurance protocol is being employed during the 2012 Courageous Lake drill program including blank and certified reference standards inserted by the Company at a rate of not less than one of each type in every 30 samples. Repeats and re-splits of the sample rejects are being analyzed at a rate of not less than one sample in every 25 for each type. Samples are being assayed at Acme Laboratories, Vancouver, B.C. using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements. Cross-check analyses are being conducted at a second external laboratory on at least 10% of the samples.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the accuracy and potential significance of exploration results, including whether they represent a sizeable new deposit, an extension of a known deposit or can make an important economic contribution to the Courageous Lake project; (ii) the estimated amount and grade of mineral reserves and mineral resources and whether a new preliminary resource estimate can be completed; (iii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (iv) the amount of future production; (v) estimates of operating costs, net cash flow and economic returns from an operating mine; (vi) submission of an Environmental Impact Statement and permit applications for Courageous Lake and the timing thereof; and (vii) the prospect of obtaining necessary permits and proceeding with the construction and operation of a mine and the value of such a venture to Seabridge Gold shareholders. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at observed or modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the mineralized material identified, in particular mineral reserves or mineral resources, from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2011 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net